UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Petron Energy II, Inc.
(Name of Issuer)

Common Stock, Par Value $0.00001 per share
(Title of Class of Securities)

71674W402
(CUSIP Number)

September 3, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PE Asset #1 Corp. (1) EIN # 61-1687229
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America, State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,292,176,314 shares of Common Stock (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,292,176,314 shares of Common Stock (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,292,176,314 shares of Common Stock (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (3)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Daniel Vesco is the President of PE Asset #1 Corp., and in such capacity holds investment discretion and voting power over securities held by PE Asset #1 Corp.

(2) Includes (i) 314 shares of Common Stock; and (ii) 1,292,176,000 shares of Common Stock issuable upon conversion of 484,566 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) of Petron Energy II, Inc. (the “Issuer”)(which hypothetical conversion is described below).  Shares of Series B Preferred Stock (which have a conversion face value of $1.00 per share) convert into Common Stock of the Issuer based on the average trading price of the Issuer’s common stock on the five trading days prior to the date of conversion. The securities reported in rows (6), (8) and (9) include the aggregate number of shares of Common Stock issuable to PE Asset #1 Corp.  upon conversion of the Series B Convertible Preferred Stock owned by PE Asset #1 Corp. based on the hypothetical complete conversion of the Series B Convertible Preferred Stock on the date of this filing, based on a conversion price equal to the average of the last five trading prices of the Issuer’s Common Stock on the date prior to this filing ($0.00038 per share, or a conversion ratio of 2,666:1).  Notwithstanding such disclosure, the terms of the Series B Preferred Stock include a blocker provision under which the reporting person can only convert the Series B Preferred Stock to a point where it would beneficially own a maximum of 9.99% of the Issuer’s outstanding shares of Common Stock (the “Blocker”).

(3) Based on 189,087,731 outstanding shares of common stock of the Issuer as of February 9, 2015, as disclosed on the Issuer’s website on February 13, 2015 (www.petronenergyii.com/investors/). As more fully described in footnote (2) above, certain of the reported securities are subject to a 9.99% Blocker and the percentage set forth in row (11) gives effect to such Blocker. However, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that are beneficially owned by the reporting person including shares of Common Stock that would be issuable upon the hypothetical full conversion of the Series B Preferred Stock and do not give effect to such Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such Blocker, is less than the number of securities reported in rows (6), (8) and (9).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Vesco
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 146,330,964 shares of Common Stock (1)
	6.	SHARED VOTING POWER 1,292,176,314 shares of Common Stock (2)
	7.	SOLE DISPOSITIVE POWER 146,330,964 shares of Common Stock (1)
	8.	SHARED DISPOSITIVE POWER 1,292,176,314 shares of Common Stock (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,438,507,278 shares of Common Stock (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes (i) 297 shares of Common Stock; and (i) 146,330,667 shares of Common Stock issuable upon conversion of 54,874 shares of Series B Preferred Stock of the Issuer (which hypothetical conversion is described below) owned in Mr. Vesco’s personal name.  The securities reported in rows (5), (7) and (9) include the aggregate number of shares of Common Stock issuable to Mr. Vesco upon conversion of the Series B Convertible Preferred Stock owned in his personal name, by him based on the hypothetical complete conversion of the Series B Convertible Preferred Stock on the date of this filing, based on a conversion price equal to the average of the last five trading prices of the Issuer’s Common Stock on the date prior to this filing ($0.00038 per share, or a conversion ratio of 2,666:1).  Notwithstanding such disclosure, the terms of the Series B Preferred Stock include a blocker provision under which Mr. Vesco can only convert the Series B Preferred Stock to a point where he would beneficially own a maximum of 9.99% of the Issuer’s outstanding shares of Common Stock (the “Blocker”). Mr. Vesco and PE Asset #1 Corp. shall be referred to herein as the “Reporting Persons”. The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G.

(2) Includes (i) 314 shares of Common Stock; and (ii) 1,292,176,000 shares of Common Stock issuable upon conversion of 484,566 shares of Series B Preferred Stock of the Issuer (which hypothetical conversion is described below) owned in the name of PE Asset #1 Corp.  Mr. Vesco is the President of PE Asset #1 Corp., and in such capacity holds investment discretion and voting power over securities held by PE Asset #1 Corp. The securities reported in rows (6), (8) and (9) include the aggregate number of shares of Common Stock issuable to PE Asset #1 Corp.  upon conversion of the Series B Convertible Preferred Stock owned by PE Asset #1 Corp., and held in its name, without regard for the Blocker, based on the hypothetical complete conversion of the Series B Convertible Preferred Stock on the date of this filing, based on a conversion price equal to the average of the last five trading prices of the Issuer’s Common Stock on the date prior to this filing ($0.00038 per share, or a conversion ratio of 2,666:1).

(3) Based on 189,087,731 outstanding shares of common stock of the Issuer as of February 9, 2015, as disclosed on the Issuer’s website (www.petronenergyii.com/investors/). As more fully described in footnote (1) above, certain of the reported securities are subject to a 9.99% Blocker and the percentage set forth in row (11) gives effect to such Blocker. However, the securities reported in rows (5), (6), (7), (8) and (9) show the number of shares of Common Stock that are beneficially owned, including shares of Common Stock that would be issuable upon full conversion of the Series B Preferred Stock, and do not give effect to such Blocker. Therefore, the actual number of shares of Common Stock beneficially owned after giving effect to such Blocker, is less than the number of securities reported in rows (5), (6), (7), (8) and (9).

Item 1.

(a)	Name of Issuer: Petron Energy II, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 17950 Preston Road, Suite 960, Dallas, Texas 75252

Item 2.

(a)
Name of Person Filing:

1) PE Asset #1 Corp.
2) Daniel Vesco

Attached as Exhibit 1 is a copy of an agreement between the Reporting Persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.  The persons filing this Schedule 13G are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended.

(b)
Address of the Principal Office or, if none, residence:

The address of the principal business office of each of the persons specified in 2(a) above is:
100 Highland Park Village, Suite 200, Dallas, Texas 75205

(c)	Citizenship: PE Asset #1 Corp. is organized in the state of Texas in the United States. Daniel Vesco is a United States citizen.

(d)	Title of Class of Securities: Common Stock, par value $0.00001 per share

(e)	CUSIP Number: 71674W303

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover pages hereto for the Reporting Persons and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

PE ASSET #1 CORP.

February 13, 2015
Date

/s/ Daniel Vesco
Signature

Daniel Vesco, President
Name/Title

February 13, 2015
Date

/s/ Daniel Vesco
Signature

Daniel Vesco
Name/Title

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of this statement on Schedule 13G (including any and all amendments thereto, without the necessity of filing additional joint acquisition statements) with respect to the Common Stock, par value $0.00001 per share of Petron Energy II, Inc., a Nevada corporation, and to the filing of this agreement as an exhibit thereto.  The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature page to follow]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of February 13, 2015.

PE ASSET #1 CORP.

February 13, 2015
Date

/s/ Daniel Vesco
Signature

Daniel Vesco, President
Name/Title

February 13, 2015
Date

/s/ Daniel Vesco
Signature

Daniel Vesco, Individually
Name/Title